SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Decision to Dispose Treasury Shares

1. Number of shares to be disposed	Common Shares	102,634
	Other Shares	-

2. Share Price for Disposal (KRW)	Common Shares	47,300
	Other Shares	-

3. Estimated Total Amount (KRW)	Common Shares	4,854,588,200
	Other Shares	-

4. Period of Disposal		From April 16, 2025, to June 26, 2025

5. Purpose of Disposal		Long-term performance incentives for representative director, inside director, and executive officers, and stock compensation for outside directors

6. Method of Disposal		Over-the-counter disposal

7. Number of Treasury Shares before Disposal		7,598,677 (3.02% of total outstanding shares)

8. Date of Resolution		April 15, 2025

9. Additional details relevant to investment consideration		- Item 3 above is calculated based on the closing price of the day before the Board resolution, thus the actual disposal amount may vary based on the closing price on the date of disposal.